Exhibit 4.37

Summary of Lease Agreement dated August 7, 2014
between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. (collectively, “Lessor”)
and BioLineRx Ltd. (“Lessee”),
as amended December 9, 2014

Note: This Summary does not contain a full or direct translation of the terms of the original Hebrew-language agreement and is intended solely as a general summary of the lease document for the purposes of Registrant’s annual report.

Leased Premises

The Lessee leases from the Lessor premises (“the Leased Premises”) consisting of approximately 1,750 square meters (gross) on level -1 of a building known as “Atrium House” located in the Technological Park in Modi’in, Israel and 39 parking spaces.

Lease Term

The Lease Term will be for five years beginning June 15, 2015 and ending June 30, 2020 (hereinafter: the “Lease Term”).

The Lessee has the right to extend the Lease Term for three additional periods as follows:

The first additional lease period: 5 years after the end of the Lease Term;

The second additional lease period: 3 years after the end of the first additional lease period;

The third additional lease period: 2 years after the end of the second additional lease period.

Purpose of the Lease

The purpose of the lease is offices and laboratories.

Rental Payments

1.	The initial rental payment for the Leased Premises during the Lease Term will be NIS 72,341 per month.

2.         The initial rental payment for the parking spaces will be NIS 7,000 per month.

3.
The foregoing rental amounts (the “Basic Rent”) will be linked to the Israeli Consumer Price Index. In addition, for each additional lease period as provided above, the Basic Rent will be increased by a rate of 5% of the rental payment that was paid in the last month of the lease period that preceded it.

3.
The Lessor will, by means of a management company, be providing management services for the building for a monthly fee that will not, during the Lease Term, exceed NIS 15 per square meter of gross area of the Leased Premises.

Taxes, Fees and Utilities

The Lessee is required to pay all taxes, fees and utility costs associated with the possession and use of the Leased Premises.

Insurance and Indemnity

1.
The Lessee agrees to maintain insurance for the Leased Premises of the following types: extended fire risk; consequential loss that may be caused to the Lessee by damage to the structure of the Leased Premises and/or their contents and/or the building, including its facilities, resulting from extended fire risks; third party liability; and employers’ liability.

2.
The Lessee will be liable for loss, injury, expense or damage (collectively, “Damages”) of any type caused to the Lessor or third parties due to the acts or omissions of the Lessee in connection with the Leased Premises or the use of the common and public areas of the building. The Lessee will indemnify the Lessor for any such Damages.

3.
The Lessor agrees to maintain insurance of the following types: extended fire risks for the building and loss of rent or management expenses that may be caused to the Lessor as a result of damage caused to the Leased Premises or because of demolition of the Leased Premises due to extended fire risks.

Termination of the Lease Agreement

The Lease Agreement may be terminated before the end of the Lease Term or any additional lease term upon the occurrence of any of the following events:

1.
The Lessee commits a fundamental breach of the Lease Agreement and does not cure such breach within 14 days after delivery of the Lessor’s first notice (and in the event of a repeated breach within seven days after delivery of the Lessor’s first notice). The Lessor may in such event terminate the Lease Agreement with advance written notice of seven days.

3.
The Lessee commits any other breach of the Lease Agreement and does not cure such breach within 30 days after delivery of the Lessor’s first notice. The Lessor may in such event terminate the Lease Agreement with advance written notice of seven days.

2.	The Lessee decided on voluntary liquidation or an order of liquidation was entered against the Lessee.

3.
A petition for liquidation or for appointment of a receiver is filed against the Lessee or a liquidator and/or receiver, whether temporary or permanent, is appointed, when the grounds for such nomination is the inability of the Lessee to pay its debts, and such petition or appointment is not cancelled within 90 days.